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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          Covista Communications, Inc.
                   (f/k/a Total Tel USA Communications, Inc.)
                   ------------------------------------------
                                (Name of Issuer)


                          Common Stock ($.05 par value)
                          -----------------------------
                         (Title of Class of Securities)


                                   89151T 10-6
                                   -----------
                                 (CUSIP Number)

                            Robert F. Quaintance, Jr.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                September 6, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald A. Burns

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.

                  7     SOLE VOTING POWER                              1,883,261
 NUMBER OF
   SHARES
BENEFICIALLY      8     SHARED VOTING POWER                                    0
  OWNED BY
    EACH
  REPORTING       9     SOLE DISPOSITIVE POWER                         1,883,261
   PERSON
    WITH
                  10    SHARED DISPOSITIVE POWER                               0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,883,261

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.85%

14    TYPE OF REPORTING PERSON
      IN


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                            Statement on Schedule 13D

         This Amendment No. 3 to Schedule 13D filed by Donald A. Burns, a natural person and U.S. citizen ("Mr. Burns"), with respect to the common stock, par value $.05 per share (the "Common Stock"), of Covista Communications, Inc., a corporation organized under the laws of the State of New Jersey (the "Issuer"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Mr. Burns on February 15, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC by Mr. Burns on March 13, 2001 ("Amendment No. 1") and Amendment No. 2 thereto filed with the SEC by Mr. Burns on February 21, 2002 ("Amendment No. 2"). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2.


Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following at the end of such Item:

            On September 6, 2002, pursuant to an exercise of remedies under Pledge Agreement Amendment No. 1, Mr. Burns took title to a total of 1,179,732 shares of common stock of the Issuer which were previously owned of record and beneficially by Revision (the "Former Revision Shares") and 703,529 shares of common stock of the Issuer which were previously owned of record and beneficially by FINDS (the "Former FINDS Shares"). As consideration therefor, the Borrowers received a credit toward repayment of their outstanding obligations under the Current Note (including expenses payable or reimbursable in accordance with the terms of the Current Note) in the approximate amount of $5,635,403.

Item 4. Purpose of Transaction.

Item 4 is amended in its entirety as follows:

            The Pledged Covista Shares (which consist of the Former Revision Shares and the Former FINDS Shares) were pledged to Mr. Burns as security for the loan described in Item 3, and record and beneficial ownership of the Pledged Covista Shares was acquired by Mr. Burns as described in Item
      3. At the time of filing of this Amendment No. 3, Mr. Burns does not have specific plans to dispose of any of the securities of the Issuer or to acquire additional securities of the Issuer.

            Mr. Burns has no plans or proposals with respect to any of the matters set forth in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended in its entirety as follows:


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            (a) Mr. Burns is the record and beneficial owner of 1,883,261 shares of Common Stock, constituting 14.85% of the outstanding shares of Issuer's Common Stock (computed on the basis of 12,679,986 shares of Common Stock currently outstanding as reported in the Issuer's Form 10Q, filed with the SEC on June 19, 2002).

            (b) Mr. Burns may be deemed to have sole voting and dispositive power with respect to 1,883,261 shares of the Issuer's Common Stock.

            (c) See Item 3 above.

            (d) Not applicable.

            (e) Not applicable.


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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to
            Schedule 13D with respect to the undersigned is true, complete and correct.

   Date:    September 9, 2002





                                    By: /s/ Donald A. Burns
                                       ---------------------------
                                       Name:  Donald A. Burns


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